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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of May 2003

                            TRANSCANADA CORPORATION
           ----------------------------------------------------------
               (Exact Name of Registrant as Specified in Charter)

            450 - 1ST STREET S.W., CALGARY, ALBERTA, T2P 5H1, CANADA
           ----------------------------------------------------------
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

               Form 20-F                            Form 40-F   X
                         -----                                -----

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                            No   X
                         -----                         -----


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                                        I

     On May 15, 2003, TransCanada PipeLines Limited ("TransCanada PipeLines") completed an arrangement (pursuant to a statutory reorganization) whereby it became a wholly owned subsidiary of a new holding company, TransCanada Corporation ("TransCanada"). The arrangement was effected pursuant to Section 192 of the Canada Business Corporations Act (the "Arrangement"). Pursuant to the Arrangement, each issued and outstanding common share of TransCanada PipeLines was exchanged for one common share of TransCanada and each new TransCanada common share was issued in a transaction exempt from registration under Section 3(a)(10) of the Securities Act of 1933, as amended.

     Upon completion of the Arrangement, pursuant to Rule 12g-3(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), TransCanada elected to become the successor issuer to TransCanada PipeLines for reporting purposes under the Exchange Act and elects to report under the Exchange Act effective May 15, 2003. TransCanada has assumed certain registration statements filed by TransCanada PipeLines prior to the Arrangement under the Securities Act of 1933, as amended, and all reports filed by TransCanada PipeLines prior to the Arrangement under the Exchange Act. The common shares of TransCanada are deemed registered under Section 12(b) of the Exchange Act. This Form 6-K is being filed by TransCanada as a successor issuer as required by paragraph (f) of Rule 12g-3.


                                       II

     This report furnished on Form 6-K is hereby filed with the Commission for the purpose of being (and hereby is) incorporated by reference into the following registration statements under the Securities Act of 1933 of the
Registrant:

                    FORM           REGISTRATION NO.
                    S-8               33-00958
                    S-8               333-5916
                    S-8               333-8470
                    S-8               333-9130
                    F-3               33-13564
                    F-3               333-6132


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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                         TRANSCANADA CORPORATION

Date: May 15, 2003

                                         By: /s/ RHONDDA E.S. GRANT
                                             -----------------------------------
                                             Name:  Rhondda E.S. Grant
                                             Title: Vice-President and Corporate
                                                    Secretary